Joshua D. Brinen
Attorney at Law
New York Office
jbrinen@brinenlaw.com

Member New York, New Jersey, Florida, California,
Texas & Nevada Bar
LL.M. in Taxation

June 5, 2018

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549
Attn: Mr. John Reynolds, Assistant Director

> **Re: Sustinere Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Comment Letter Dated March 28, 2018**
> **File No. 333-223376**

Dear Mr. Reynolds:

On behalf of Sustinere Holdings, Inc. (the "Company") and in response to the comments set forth in your letter dated March 28, 2018, we are writing to supply the information requested from the staff of the Securities and Exchange Commission (the "Staff") in such letter. Note that we have also filed an amendment to the Company's registration statement as part of our response to the Staff's comments which is being filed concurrently with this response letter on EDGAR.

Set forth below are the Company's responses to the Staff's comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment
1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so, on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response
1.
In response to your comment, we have relied primarily mostly non-written communications with potential investors. Where there were written communications, we are providing that supplementally hereto.

Prospectus Cover Page

Comment 2. Please revise for clarity as to the duration. For instance, the company discretion would appear to allow a duration beyond the disclosure provided. Please revise to comply with Rule 415(a)(2) of Regulation C.

Response 2. In response to your comment, please note our S-1/A where we have revised the cover page and unchecked the box pertaining to the following disclosure: "If any of the securities being registered are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box."

Plan of Distribution, page 17

Comment 3. Based upon your description in this section and the escrow agreement filed as an exhibit, it is unclear that your proposed escrow arrangements comply with the requirements of Rule 419(b)(1)(i), such as the requirement that the escrow account be maintained by an insured depositary institution, to receive the proceeds of the offering and the securities or how the funds will be held for the benefit of the purchasers named and identified in accordance with section 330.1 of the regulations of the Federal Deposit Insurance Corporation. Section 1 of the escrow agreement and your disclosure in the prospectus appears to provide that the account shall be maintained by Brinen & Associates, LLC who does not appear to qualify as an insured depositary institution. Please revise your escrow arrangements to comply with the requirements of Rule 419(b)(1)(i) and (ii) as applicable.

Response 3. In response to your comment, we have changed escrow agents to FinTech Clearing, a registered broker-dealer, that now complies with the requirements of Rule 419(b)(1)(i).

Certain Relationships and Related Transactions, page 31

Comment 4. Please disclose the dollar amount of the expenses paid by the related parties, as required by Item 404(a)(3) of Regulation S-K.

Response 4. In response to your comment, please note our S-1/A where we have revised the language to include the amount that was paid by Mr. Reithinger.

Recent Sales of Unregistered Securities, page II-1

Comment 5. Please disclose the exemption relied upon for the securities sold to the accredited investors and disclose the facts supporting your reliance upon the exemption, as required by Item 701(d) of Regulation S-K.

Response 5. In response to your comment, the Company relies on Rule 504 of Regulation D. The prior issued securities totaled thirty-two thousand five hundred dollars ($32,500) and were to less than thirty-five (35) people. Attached are the subscription agreements to all securities so sold.

Should you have any questions, please do not hesitate to contact me at the New York office or via electronic mail at jbrinen@brinenlaw.com.

Yours truly,

Brinen & Associates, LLC

Joshua D. Brinen

cc: Sustinere Holdings, Inc.